SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes       No  X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes       No  X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes       No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated May 14, 2009, entitled “Spreadtrum and China Telecommunications Technology Labs Announce Strategic Partnership to Promote New Technologies and Services”.

Exhibit 99.2:	Press Release, dated May 27, 2009, entitled “Spreadtrum Communications, Inc. Announces Fourth Quarter 2008 and First Quarter 2009 Results”.

Exhibit 99.3:	Press Release, dated June 3, 2009, entitled “Spreadtrum Communications Announces Appointment of David S. Wu as CFO”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Leo Li
Name:	Leo Li
Title:	Chief Executive Officer

Date: June 4, 2009

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press Release, dated May 14, 2009, entitled “Spreadtrum and China Telecommunications Technology Labs Announce Strategic Partnership to Promote New Technologies and Services”.

Exhibit 99.2:	Press Release, dated May 27, 2009, entitled “Spreadtrum Communications, Inc. Announces Fourth Quarter 2008 and First Quarter 2009 Results”.

Exhibit 99.3:	Press Release, dated June 3, 2009, entitled “Spreadtrum Communications Announces Appointment of David S. Wu as CFO”.

Exhibit 99.1

Spreadtrum and China Telecommunications Technology Labs Announce Strategic

Partnership to Promote New Technologies and Services

Shanghai, China - May 15, 2009 – China Telecommunications Technology Labs (“CTTL”) and Spreadtrum Communications (Shanghai) Co., Ltd., a subsidiary of Spreadtrum Communications, Inc. (“Spreadtrum”), today jointly announced their strategic partnership. Their cooperation will focus on researching new technologies and services in wireless communications and multimedia terminals to promote innovative research of new technologies and services that meet the requirements of the Chinese mobile handset market and to improve the quality of wireless communications and multimedia terminals.

The Chinese mobile communications industry is now advancing into its maturation phrase. A unique industry chain capability has developed in China’s mobile phone industry, which now comprises of design, R&D, support, production, marketing, etc. This development will enhance the competitiveness of phones made in China for the local and overseas markets. With the strategic partnership of CTTL and Spreadtrum, our cooperation will create new technologies and services in wireless communications and multimedia terminals. For example, we expect to innovative services by utilizing our combined resources and new techniques in 2G and 3G networks to develop high-tech information security technologies for the mobile and multimedia markets. Our cooperation will simultaneously broaden and strengthen interactions in the industry chain.

Ms. Fuli of CTTL said, “As one of China’s important wireless and multimedia core chipset providers, Spreadtrum plays an important role in the industry. After establishing the strategic partnership of CTTL and Spreadtrum, both will coordinate their unique techniques and advantages to cooperate on new technical hot projects. “

Dr. Leo Li, President and CEO of Spreadtrum, said: “CTTL is a comprehensive and large-scale information communications base that serves the Chinese and overseas markets to develop new technologies and establish standards, tests and verification services. With CTTL’s partnership, Spreadtrum expects to improve its product quality and performance and to offer more suitable products for the Chinese and international markets. “

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements. For more information, please visit: www.spreadtrum.com

About China Telecommunication Technology Labs

China Telecommunications Technology Labs (“CTTL”), founded in 1981, was named under the authorization of the Ministry of Information Industry (MII) and the State General Administration for Quality Supervision, Inspection and Quarantine (AQSIQ). Currently, CTTL is administrated by the China Academy of Telecommunications Research (CATR) and was formed through re-organization and merges of four divisions of CATR, i.e. the Research Institute of Telecommunications Transmission (RITT), the Telecommunications Metrology Center (TMC), the Research Institute for Industry Standard of Posts and Telecommunications (PTISR), the CTTL Anti-seismic Research Institute of Telecommunications Equipment, BaoDing (ARITE). It is a leading high-tech laboratory with the following missions: telecommunications technology development, telecommunications product standards and test methods research, telecommunications metrology standards and methods research, products inspection, verification and technical assessment and testing instruments metrology and evaluation of communications software.

CTTL’s development strategy is based on researching telecommunications engineering technology and related fundamental theory and is guided by Chinese national and international telecommunications markets to provide comprehensive services and support to government departments, network operators and manufacturers. For more information, please visit: http://www.chinattl.com

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding promoting innovative research of new technologies and services and improving the quality of wireless communications and multimedia terminals; Spreadtrum and CTTL’s development of the high-tech information security technologies for the mobile and multimedia markets and the ability to continue broadening and strengthening interactions in the industry chain; Spreadtrum’s improvement of its product quality and performance and the ability to offer more suitable products for the Chinese and international markets. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the uncertainties on the strategy partnership between Spreadtrum and CTTL, the market acceptance of such cooperation, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; the maturation of the Chinese mobile communications industry; unpredictable changes in technology and consumer demand for wireless communication products and multimedia terminals; changes in the strategic partnership between Spreadtrum and CTTL; the state of and any change in the Spreadtrum’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC “), including the annual report on Form 20-F filed on June 30, 2008, especially the sections under “Risk Factors” and

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file or furnish with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contacts:

Spreadtrum Communications

Kathy Zhou

Tel: +86-21-5080-2727 Ext :1120

Email: news@spreadtrum.com

China Telecommunication Technology Labs

Ms. Fuli

Tel: +86-10-6809-4218

Email: fuli@chinattl.com

Exhibit 99.2

Spreadtrum Communications, Inc. Announces Fourth Quarter 2008

and First Quarter 2009 Results

SHANGHAI, China – May 27, 2009 – Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum” or the “Company”), one of China’s leading wireless baseband chipset providers, today announced its fourth quarter 2008 and first quarter 2009 financial results.

FOURTH QUARTER 2008 (4Q08) FINANCIAL SUMMARY:

•	Total revenue in 4Q08 was US$10.2 million, down 79% year over year and 49% sequentially. Baseband and RF revenue in 4Q08 was US$9.3 million, down 79% year over year and 50% sequentially.

•	Diluted loss per American Depositary Share (ADS) was US$1.19, compared to diluted earnings per ADS of US$0.22 in 4Q07 and diluted loss per ADS of US$0.71 in 3Q08.

•	Gross margin in 4Q08 was -26.8% compared to 45.5% in 4Q07 and 43.7% in 3Q08.

•	GAAP net loss in 4Q08 was US$52.3 million, compared to net income of US$10.2 million in 4Q07 and net loss of US$31.3 million in 3Q08.

FIRST QUARTER 2009 (1Q09) FINANCIAL SUMMARY:

•	Total revenue in 1Q09 was US$8.2 million, down 79% year over year and 20% sequentially. Baseband and RF revenue in 1Q09 was US$8.0 million, down 77% year over year and 14% sequentially.

•	Diluted loss per American Depositary Share (ADS) was US$0.19, compared to diluted earnings per ADS of US$0.06 in 1Q08 and diluted loss per ADS of US$1.19 in 4Q08.

•	Gross margin in 1Q09 was 19.4% compared to 44.9% in 1Q08 and-26.8% in 4Q08.

•	GAAP net loss in 1Q09 was US$8.3 million, compared to net income of US$2.8 million in 1Q08 and net loss of US$52.3 million in 4Q08.

BUSINESS HIGHLIGHTS:

•	Samsung selected Spreadtrum as a new chipset supplier for its mobile phone models. Volume shipment of QS520 GSM/GPRS and QS1001 EDGE transceivers commenced in 1Q09.

•	During the 2009 GSMA Mobile World Congress, Spreadtrum launched the world’s first TD-SCDMA/HSDPA/EDGE/GPRS/GSM single-chip RF transceiver, the QS3200.

•

Spreadtrum received RMB300 million (approximately US$44 million) of new financing from a Chinese bank in the form of a fixed-term loan. The interest on borrowings under this bank loan will be mostly covered by Chinese government subsidy funds.

•	Spreadtrum was chosen by China Mobile as one of a select few companies to participate in its “Low Cost 3G Handset” project.

•

Spreadtrum promoted Dr. Leo Li from the Company’s President to President and Chief Executive Officer (CEO). Dr. Ping Wu, previously the CEO and Chairman of the Board of Directors, will retain his role as Chairman of the Board.

Commenting on the results, Spreadtrum’s CEO, Dr. Leo Li, said: “It is clear that market conditions have not been in our favor for the last several quarters. However, we are actively taking measures to counter the effects and ensure that the Company performs reasonably well against the backdrop of a difficult operating environment. We intend to stay ahead of the technological curve as 3G rollout continues in China, and remain focused on driving long-term growth. We took some non-cash charges in 4Q08 including, a US$32.3 million impairment loss of goodwill, a US$3.0 million impairment loss of long-lived assets, US$2.4 million in share-based compensation, US$2.1 million in depreciation and intangible assets amortization, US$5.4 million in inventory valuation allowance and US$2.8 million in bad debt expenses. These items have impacted our results on paper; however they are not reflective of our operational performance or potential for long-term success.

“Spreadtrum scored some key victories during the past two quarters, most notably our selection by Samsung to supply chipsets for its mobile phones. Our QS520 GSM/GPRS and QS1001 EDGE transceivers have been designed into Samsung’s mobile phones in 4Q08, which will be shipped internationally. I am extremely pleased that a well-respected company like Samsung has selected Spreadtrum as a supplier and we view this partnership as a testament to the quality of our products and the advantages they offer.

“We have new leadership in place, and my colleagues and I are committed to navigating the business through these difficult times. We are well along with our search for a new CFO, and I expect to announce an appointment in the coming weeks. To stay ahead of the competition, it is important that we continue to improve the quality of products and enhance the overall effectiveness and efficiency of our operations. To this end, we plan to continue to strengthen our technological leadership via increased investment in new GSM and TD-SCDMA products. We are also taking measures to strengthen our financial position, recently securing nearly $44 million from a Chinese bank in financing with support from the Chinese government, resulting in a nearly interest free loan. In order to cut costs and drive improvements in our financial performance, we have implemented a 15% headcount reduction and reduced inventory. We are also taking steps to improve the sales cycle, and have already seen some improvement in accounts receivable metrics in 1Q09. Currently we expect 2Q 09 revenue will be in the range of US$10million to US$14 million with improved margins, sequentially.” Dr. Li concluded.

FOURTH QUARTER 2008 FINANCIAL REVIEW:

Revenue

Revenue in the fourth quarter 2008 totaled US$10.2 million, representing a decrease of 79% from 4Q07 and 49% from 3Q08. Revenue from baseband and RF semiconductors was US$9.3 million, or 91% of total revenue, down from 93% of total revenue in 4Q07 and 94% of total revenue in 3Q08. Revenue from turnkey solutions was US$0.9 million, which represented 9% of total revenue, up from 7% of total revenue in 4Q07 and 6% of total revenue in 3Q08.

Revenue from baseband and RF semiconductors in 4Q08 decreased 79% from 4Q07 and 50% from 3Q08 to US$9.3 million in 4Q08. Unit shipments of baseband and RF semiconductors decreased 61% from 4Q07 and 27% from 3Q08. Of the total baseband and RF shipments for 4Q08, 2G/2.5G baseband semiconductor shipments accounted for approximately 56%, RF shipments accounted for approximately 43%, 3G baseband semiconductor shipments accounted for approximately 0.3%. The average selling price per unit for baseband and RF semiconductors decreased by 47% from 4Q07 and by 32% from 3Q08 due to market pricing pressure.

Revenue from turnkey solutions decreased during the quarter by 74% from 4Q07 and by 23% from 3Q08 to US$ 0.9 million, as a result of the Company’s ongoing plan to phase out its modules business.

Gross Margin

Gross margin for the quarter was -26.8%, down from 45.5% in 4Q07 and 43.7% in 3Q08. Non-GAAP gross margin adjusted to exclude share-based compensation was -25.7%, down from 45.6% in 4Q07 and 44.3% in 3Q08.

Cost of revenue in 4Q08 totaled US$13.0 million, representing decrease of 51% from 4Q07 and increase of 15% from 3Q08. The year-over-year decrease was attributable to a decline in total sales volumes. The sequential increase was due to higher inventory valuation allowance cost partially offset by a decline in total sales volumes.

Operating Margin

In 4Q08, the Company recognized several non-cash expenses: US$32.3 million in impairment loss of goodwill, US$3.0 million in impairment loss of long-lived assets, US$2.4 million in share based compensation, US$2.1 million in depreciation and intangible assets amortization and US$2.8 million in bad debt expenses.

As a result of these expenses, the Company’s operating margin was -530.8% in 4Q08, compared to 17.6% in 4Q07 and -159.0% in 3Q08. The year-over-year and sequential decreases in operating margin were primarily attributable to a significant decline in gross margin, the US$32.3 million impairment loss of goodwill, a US$3.0 million impairment loss of long-lived assets, a US$1.6 million provision for bad debt related to other receivables for promissory notes and a US$1.2 million provision for bad debt in accounts receivable from customers coupled with a decline in sales volumes. Excluding share-based compensation expenses, the amortization of intangibles from the Quorum acquisition, and impairments of goodwill and long-lived assets, non-GAAP operating margin in 4Q08 was -159.4%, down from 20.7% in 4Q07 and -24.1% in 3Q08.

Total operating expenses in 4Q08, including selling, general and administrative (SG&A) expenses and R&D expenses, were US$51.6 million, representing increases of 282% from 4Q07 and 27% from 3Q08. Excluding share-based compensation expenses, the amortization of intangibles from the Quorum acquisition and the impairments of goodwill and long-lived assets, total non-GAAP operating expenses in 4Q08 were US$13.7 million, compared to US$12.1 million in 4Q07 and US$13.7 million in 3Q08. Total non-GAAP operating expenses for the quarter represented 133.8% of revenue.

SG&A expenses increased in 4Q08 78% from 4Q07 and 59% from 3Q08. The year-over-year and sequential increases were driven primarily by higher bad debt expenses and higher marketing and sales promotion costs, but partially offset by lower employee compensation expenses.

Recurring R&D expenses in 4Q08 decreased 5% year-over-year and 25% sequentially. The year-over-year and sequential dollar decreases were primarily due to lower employee compensation expenses and lower software license and maintenance fees.

Non-Operating Income

In 4Q08, the Company recorded net interest income of US$0.5 million, representing a decrease of US$1.0 million from 4Q07 and flat compared to 3Q08. The year-over-year and sequential decreases were primarily attributable to interest earned from investing a lower balance of cash and cash equivalents as well as declines in interest rates.

In 4Q08, the Company also recognized other income of US$0.5 million, representing a decrease of US$0.1 million from 4Q07 and increase of US$0.2 million from 3Q08. The year-over-year dollar decrease was primarily due to a decrease in foreign exchange gain. The sequential dollar increase was primarily due to an increase related to the waiver of a fourth payment for Grandview IP purchased, partially offset by a decrease in foreign exchange gain.

Earnings

The Company’s net loss totaled US$52.3 million in 4Q08, compared to net income of US$10.2 million in 4Q07 and a net loss of US$31.3 million in 3Q08. Excluding the aforementioned share-based compensation expenses, the amortization of intangibles from the Quorum acquisition and the impairments of goodwill and long-lived assets the Company’s non-GAAP net loss for 4Q08 would have been US$14.3 million, down from non-GAAP net income of US$11.7 million in 4Q07 and a non-GAAP net loss of US$4.3 million in 3Q08. Diluted non-GAAP loss per ADS in 4Q08 was US$0.32 down from diluted earnings per ADS of US$0.25 in 4Q07 and a diluted loss per ADS of US$0.1 in 3Q08. Net margin was -511.0%, down from 21.0% in 4Q07 and -156.5% in 3Q08.

Balance Sheet and Cash Flow

As of December 31, 2008, the Company had US$57.8 million in cash and cash equivalents, which represented a decrease of US$8.5 million from September 30, 2008. The Company also had $5.2 million in term deposits with maturity dates over 90 days. In 4Q08, the Company used US$4.9 million cash for operating activities, US$2.9 million cash on property and equipment and US$3.3 million toward intangible assets.

Accounts receivable (A/R) decreased by US$1.2 million from US$11.4 million at September 30, 2008 to US$10.1 million at December 31, 2008. Average A/R days increased from 66 days to 97 days. As of April 30, 2009, the Company collected US$8.8 million of its A/R while US$1.3 million of outstanding receivables were past due. Inventory at December 31, 2008 was US$13.8 million, a decrease of $4.2 million from September 30, 2008, and inventory days decreased from 146 days to 98 days, primarily due to US$5.4 million inventory reserve in 4Q08. Total assets as of December 31, 2008 were US$152.9 million, down 25% from US$203.9 million at September 30, 2008. The decrease in total assets was primarily attributable to a reduction in goodwill and long-lived assets due to impairment, an increase in inventory valuation allowance and a decrease in cash and cash equivalents due to working capital usage in 4Q08.

Current liabilities decreased from US$30.7 million at September 30, 2008 to US$29.9 million at December 31, 2008, primarily due to a decrease in accounts payable as a result of lower purchasing. Long-term liabilities at December 31, 2008 were US$1.0 million, compared to US$1.3 million at September 30, 2008, primarily due to US$0.3 million in long-term payables related to IP purchased due in 4Q08 being reclassified from long-term notes payable to short-term notes payable.

FIRST QUARTER 2009 FINANCIAL REVIEW:

Revenue

Revenue in the first quarter totaled US$8.2 million, representing a decrease of 79% from 1Q08 and 20% from 4Q08. Revenue from baseband and RF semiconductors was US$8.0 million, or 98% of total revenue, up from 90% of total revenue in 1Q08 and 91% of total revenue in 4Q08. Revenue from turnkey solutions was US$0.2 million, which represented 2% of total revenue, down from 10% of revenue in 1Q08 and 9% of total revenue in 4Q08.

Revenue from baseband and RF semiconductors decreased 77% from 1Q08 and 14% from 4Q08 to US$8.0 million in 1Q09. Unit shipments of baseband and RF semiconductors decreased 41% from 1Q08 and increased 13% from 4Q08. Of the total baseband and RF shipments for 1Q09, 2G/2.5G baseband semiconductor shipments in the first quarter accounted for approximately 40%, RF shipments accounted for approximately 58% of which 48.8% was from Samsung, 3G baseband semiconductor shipments accounted for approximately 1%. The average selling price per unit for baseband and RF semiconductors decreased 62% from 1Q08 and 24% from 4Q08 due to market pricing pressure.

Revenue from turnkey solutions decreased during the quarter by 95% from 1Q08 and by 78% from 4Q08 to US$ 0.2 million, as a result of the Company’s ongoing plan to phase out its modules business.

Gross Margin

Gross margin for the quarter was 19.4%, down from 44.9% in 1Q08 and up from -26.8% in 4Q08. The non-GAAP gross margin, adjusted to exclude share-based compensation, was 19.8%, down from 45.1% in 1Q08 and up from -25.7% in 4Q08.

Cost of revenue in 1Q09 totaled US$6.6 million, representing decreases of 70% from 1Q08 and 49% from 4Q08. The year-over-year and sequential decreases were attributable to a decline in total baseband sales volumes, which were partially offset by an increase in RF shipments that present a lower average selling price per unit than baseband.

Operating Margin

In 1Q09, the Company recognized US$2.1 million in depreciation and intangible assets amortization and a US$0.6 million share based compensation cost.

The Company’s operating margin was -116.4% in 1Q09, compared to 5.1% in 1Q08 and -530.8% in 4Q08. The year-over-year decrease in operating margin was primarily due to a decline in sales volume. The sequential increase was primarily due to the fact that impairment loss of goodwill and long-lived assets and bad debt expenses recorded in 4Q08 but not in 1Q09. Excluding $0.6 million in share-based compensation expenses and US$0.3 million of amortization of intangibles from the Quorum acquisition, non-GAAP operating margin in 1Q09 was -105.5%, down from 10.8% in 1Q08 and up from -159.4% in 4Q08.

Total operating expenses in 1Q09, which include selling, general and administrative (SG&A) expenses and R&D expenses, were US$11.2 million, representing decreases of 29% from 1Q08 and 78% from 4Q08. Excluding the aforementioned share-based compensation expense and the amortization of intangibles from the Quorum acquisition, total non-GAAP operating expenses in 1Q09 were US$10.3 million, compared to US$13.6 million in 1Q08 and US$13.7 million in 4Q08. Total non-GAAP operating expenses for the quarter represented 125.2% of revenue.

SG&A expenses in 1Q09 decreased 29% from 1Q08 and 54% from 4Q08. The year-over-year dollar decrease was driven primarily by lower marketing and sales promotion costs, lower employee compensation expenses and lower share-based compensation expenses. The sequential decrease was primarily due to lower bad debt expenses and lower share-based compensation expenses.

Recurring R&D expenses in 1Q09 decreased 29% year over year and 12% sequentially. The year-over-year and sequential dollar decreases were primarily due to lower tape-out expenses, lower share-based compensation expenses and lower employee salaries and wages.

Non-Operating Income

In 1Q09, the Company recorded net interest income of US$0.2 million, representing a decrease of US$0.6 million from 1Q08 and US$0.4 million from 4Q08. The year-over-year and sequential decreases were primarily attributable to interest earned from investing a lower balance of cash and cash equivalents as well as declines in interest rates.

The Company also recognized other income of US$0.4 million, representing a decrease of US$0.2 million from 1Q08 and flat from 4Q08. The year-over-year dollar decrease was primarily due to a decrease in foreign exchange gain.

Earnings

The Company’s net loss totaled US$8.3 million in 1Q09, compared to net income of US$2.8 million in 1Q08 and a net loss of US$52.3 million in 4Q08. Net margin was -101.1%, down from 7.0% in 1Q08 and up from -511.0% in 4Q08. Excluding the aforementioned share-based compensation expenses and the amortization of intangibles from the Quorum acquisition, the Company’s non-GAAP net loss for 1Q09 would have been US$7.4 million, down from net income of US$5.0 million in 1Q08 and up from net loss of US$14.3 million in 4Q08. Non-GAAP net margin was -90.2% in 1Q09, down from 12.7% in 1Q08 and up from -139.6% in 4Q08.

Balance Sheet and Cash Flow

As of March 31, 2009, the Company had US$52.2 million in cash and cash equivalents, which represented a decrease of US$5.6 million from December 31, 2008. The Company also had $5.2 million in term deposits with maturity dates over 90 days. In 1Q09, the Company used US$0.5 million in operating activities, US$3.0 million cash on property and equipment and US$2.2 million toward intangible asset acquisitions.

Accounts receivable (A/R) decreased US$5.4 million from US$10.1 million at December 31, 2008 to US$4.7 million at March 31, 2009. Average A/R days decreased from 97 days to 82 days. As of April 30, 2009, the Company collected US$3.6 million of its A/R and US$1.0 million of outstanding receivables that were past due. Inventory at March 31, 2009 was US$12.0 million, a decrease of $1.8 million from December 31, 2008, and the inventory days increased from 98 days to 163 days as a result of the slower sales. Total assets as of March 31, 2009 were US$139.8 million, down 9% from US$152.9 million at December 31, 2008. The decrease in total assets was primarily attributable to reductions in accounts receivable resulting from receipt of payments in 1Q09 and cash and cash equivalents due to working capital usage in 1Q09.

Current liabilities decreased from US$29.9 million at December 31, 2008 to US$24.9 million at March 31, 2009, primarily due to a decrease in accounts payable as a result of lower purchasing. Long-term liabilities at March 31, 2009 were US$0.6 million, compared to US$1.0 million at December 31, 2008, primarily due to US$0.4 million in long-term payables related to IP purchased due in 1Q09 being reclassified from long-term notes payable to short-term notes payable.

BUSINESS OUTLOOK:

Spreadtrum currently expects 2Q09 revenue to be slightly better than the first quarter of 2009, with a forecasted range of US$10million to US$14 million. The Company also estimates that gross margin will improve slightly on a sequential basis in the second quarter.

WEBCAST OF CONFERENCE CALL:

The Company’s management team will conduct a conference call at 8:00 pm (Eastern) on Wednesday, May 27, 2009. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com. The conference call can also be accessed via the following telephone numbers:

	Toll Free	Toll
• United States	1-888-679-8037	1-617-213-4849
• China	10-800-130-0399
• Hong Kong	###-##-####
• United Kingdom	0207-1365-118

Participants are encouraged to pre-register before the start of the conference call. Pre-registration URL: https://www.theconferencingservice.com/prereg/key.process?key=PULD6C8KE

A telephone replay will be available shortly after the call until June 3, 2009 at (US Toll Free) 1-888-286-8010 or (US Toll) 1-617-801-6888. Passcode: 38527443.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation, amortization of intangibles from the Quorum acquisition and impairment loss of goodwill and long-lived assets. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation, amortization of intangibles from the Quorum acquisition and impairment loss of goodwill and long-lived assets.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income (loss), and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income (loss) by the US GAAP weighted average diluted shares outstanding.

Listed below are the share-based compensation amounts included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release. A reconciliation of GAAP to non-GAAP results is presented after the consolidated balance sheets.

			Three months ended (in thousands of US dollars)
	December 31, 2007 (audited)	March 31, 2008 (unaudited)	September 30, 2008 (unaudited)	December 31, 2008 (unaudited)	March 31, 2009 (unaudited)
Share-based compensation:
Cost of revenue	$47	$75	$121	$120	$29
Research and development	$535	$790	$1,185	$1186	$312
Selling, general, and administrative	$913	$991	$1,108	$1108	$300

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	December 31, 2007	September 30, 2008	December 31, 2008	Change from
				4Q07	3Q08
Revenue	$48,542	$19,977	$10,235	-79%	-49%

Cost of revenue	26,476	11,242	12,982	-51%	15%

Gross profit	22,066	8,735	(2,747)	-112%	-131%
Operating expenses

Research & development	9,352	11,756	8,838	-5%	-25%

Selling, general & administrative	4,154	4,647	7,401	78%	59%

IPR&D expense acquired per Quorum acquisition	—	6,612

Impairment loss of long-lived assets	—	17,484	3,000

Impairment loss of goodwill			32,345

Total operating expenses	13,506	40,499	51,584	282%	27%

Operating income (loss)	8,560	(31,764)	(54,331)	-735%	71%
Non-operating income (expense)

Interest income	1,452	530	487	-66%	-8%

Interest expense	(27)	(54)	(99)	267%	83%

Other income, net	563	289	460	-18%	59%

Total non-operating income	1,988	765	848	-57%	11%

Income (loss) before tax	10,548	(30,999)	(53,483)	-607%	73%

Income tax expense(benefit)	352	259	(1,185)	-437%	-558%

Net income (loss)	$10,196	$(31,258)	$(52,298)	-613%	67%

Income (loss) per ADS, basic	$0.24	$(0.71)	$(1.19)	-596%	68%

Income (loss) per ADS, diluted	$0.22	$(0.71)	$(1.19)	-641%	68%

Margin analysis:
Gross margin	45.5%	43.7%	-26.8%
Operating margin	17.6%	-159.0%	-530.8%
Net margin	21.0%	-156.5%	-511.0%

Weighted average ADS equivalent: [1]

Basic	42,263,233	43,935,121	43,992,272

Diluted	47,032,432	43,935,121	43,992,272
ADS equivalent outstanding at end of period	42,304,837	43,991,458	43,993,071

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2007	December 31, 2008	Change
Revenue	$145,466	$109,937	-24%

Cost of revenue	79,969	68,033	-15%

Gross profit	65,497	41,904	-36%
Operating expenses

Research & development	32,297	42,877	33%

Selling, general & administrative	16,282	21,998	35%

IPR&D expense acquired per Quorum acquisition	—	6,612

Impairment loss of long-lived assets	—	20,484

Impairment loss of goodwill		32,345

Total operating expenses	48,579	124,316	156%

Operating income (loss)	16,918	(82,412)	-587%
Non-operating income (expense)

Interest income	3,866	2,348	-39%

Interest expense	(57)	(230)	-304%

Other income, net	1,357	2,330	72%

Total non-operating income	5,166	4,448	-14%

Income (loss) before tax	22,084	(77,964)	-453%

Income tax expense	1,017	201	-80%

Net income (loss)	$21,067	$(78,165)	-471%

Income (loss) per ADS, basic	$0.29	$(1.78)	-714%

Income (loss) per ADS, diluted	$0.16	$(1.78)	-1213%

Margin analysis:
Gross margin	45.0%	38.1%
Operating margin	11.6%	-75.0%
Net margin	14.5%	-71.1%

Weighted average ADS equivalent: [2]

Basic	73,037,662	43,836,786

Diluted	128,745,085	43,836,786

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	March 31, 2008	December 31, 2008	March 31, 2009	Change from
				1Q08	4Q08
Revenue	$39,498	$10,235	$8,216	-79%	-20%

Cost of revenue	21,746	12,982	6,622	-70%	-49%

Gross profit	17,752	(2,747)	1,594	-91%	-158%
Operating expenses

Research & development	10,967	8,838	7,784	-29%	-12%

Selling, general & administrative	4,774	7,401	3,373	-29%	-54%

Impairment loss of long-lived assets	—	3,000	—

Impairment loss of goodwill		32,345

Total operating expenses	15,741	51,584	11,157	-29%	-78%

Operating income (loss)	2,011	(54,331)	(9,563)	-576%	-82%
Non-operating income (expense)

Interest income	795	487	244	-69%	-50%

Interest expense	(35)	(99)	(43)	23%	-57%

Other income, net	637	460	416	-35%	-10%

Total non-operating income	1,397	848	617	-56%	-27%

Income (loss) before tax	3,408	(53,483)	(8,946)	-363%	-83%

Income tax expense(benefit)	630	(1,185)	(641)	-202%	-46%

Net income (loss)	$2,778	$(52,298)	$(8,305)	-399%	-84%

Income (loss) per ADS, basic	$0.06	$(1.19)	$(0.19)	-417%	-84%

Income (loss) per ADS, diluted	$0.06	$(1.19)	$(0.19)	-417%	-84%

Margin analysis:
Gross margin	44.9%	-26.8%	19.4%
Operating margin	5.1%	-530.8%	-116.4%
Net margin	7.0%	-511.0%	-101.1%

Weighted average ADS equivalent: [3]

Basic	43,164,186	43,992,272	44,108,981

Diluted	46,789,892	43,992,272	44,108,981
ADS equivalent outstanding at end of period	45,234,665	43,993,071	44,247,916

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

	As of
	December 31, 2007 (audited)	September 30, 2008 (unaudited)	December 31, 2008 (unaudited)	March 31, 2009 (unaudited)
Cash and cash equivalents	$157,038	$66,285	$57,762	$52,163
Term deposit	—	$6,600	$5,190	$5,189
Accounts receivable, net	$2,198	$11,368	$10,148	$4,744
Inventories	$25,054	$18,021	$13,813	$11,990
Deferred tax assets	$392	$345	$1,371	$2,115
Prepaid expenses and other current assets	$5,650	$8,206	$6,647	$4,925
Total current assets	$190,332	$110,825	$94,931	$81,126

Property and equipment, net	$23,046	$26,209	$25,804	$29,785
Acquired intangible assets, net	$14,220	$22,191	$21,100	$20,376
Goodwill	—	$32,345	—	—
Equity Investment	—	—	$730	$724
Deferred tax assets	$1,222	$1,361	$680	$680
Other long term assets	$8,102	$11,009	$9,633	$7,157
Total assets	$236,922	$203,940	$152,878	$139,848

Current portion of long term loan	$685	$3,667	$3,658	$3,657
Accounts payable	$24,857	$12,607	$10,828	$5,613
Advances from customers	$1,210	$308	$312	$162
Income tax payable	$3,088	$3,737	$2,894	$2,997
Current deferred income tax liabilities	—	—	$53	$53
Accrued expenses and other current liabilities	$13,773	$10,385	$12,170	$12,390
Total current liabilities	$43,613	$30,704	$29,915	$24,872

Long term loan	$3,423	—	—	—
Deferred tax liabilities	$37	$37	—	—
Other long-term obligations	$1,954	$1,308	$1,034	$611
Total long term liabilities	$5,414	$1,345	$1,034	$611
Total liabilities	$49,027	$32,049	$30,949	$25,483

Shareholders’ equity	$187,895	$171,891	$121,929	$114,365
Total liabilities & shareholders’ equity	$236,922	$203,940	$152,878	$139,848

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

Revenue (US$000)	2Q07	3Q07	4Q07	1Q08
Baseband Semiconductor	$27,357	$34,161	$44,971	$35,532
Turnkey Solutions	$4,830	$4,409	$3,571	$3,966
Total	$32,187	$38,570	$48,542	$39,498
As % of Total Revenue
Baseband Semiconductor	85%	89%	93%	90%
Turnkey Solutions	15%	11%	7%	10%
Gross Margin	45.5%	45.6%	45.5%	44.9%

Revenue (US$000)	2Q08	3Q08	4Q08	1Q09
Baseband Semiconductor	$38,713	$18,765	$9,298	$8,007

Turnkey Solutions	$1,514	$1,212	$937	$209

Total	$40,227	$19,977	$10,235	$8,216

As % of Total Revenue
Baseband Semiconductor	96%	94%	91%	98%
Turnkey Solutions	4%	6%	9%	2%
Gross Margin	45.2%	43.7%	-26.8%	19.4%

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	December 31, 2007	September 30, 2008	December 31, 2008
Cost of revenue	$26,476	$11,242	$12,982

Adjustment for share-based compensation	(47)	(121)	(120)

Cost of revenue (non-GAAP)	26,429	11,121	12,862

Operating income (loss)	8,560	(31,764)	(54,331)
Adjustment for share-based compensation within: Cost of revenue	47	121	120

Research and development	535	1,185	1,186

Selling, general, and administrative	913	1,108	1,108
Adjustment for amortization of intangibles from Quorum acquisition within research and development	—	435	255

Adjustment for IPR&D expense acquired per Quorum acquisition	—	6,612	—
Adjustment for Impairment loss of long-lived assets	—	17,484	3,000

Adjustment for impairment loss of goodwill			32,345

Operating income (loss) (non-GAAP)	10,055	(4,819)	(16,317)

Net income (loss)	10,196	(31,258)	(52,298)
Adjustment for share-based compensation within: Cost of revenue	47	121	120

Research and development	535	1,185	1,186

Selling, general, and administrative	913	1,108	1,108
Adjustment for amortization of intangibles from Quorum acquisition within research and development	—	435	255
Adjustment for IPR&D expense acquired per Quorum acquisition	—	6,612	—

Adjustment for impairment loss of long-lived assets	—	17,484	3,000

Adjustment for impairment loss of goodwill			32,345

Net income (loss) (non-GAAP)*	11,691	(4,313)	(14,284)

Income (loss) per ADS, diluted	0.22	(0.71)	(1.19)

Adjustment for share-based compensation	0.03	0.05	0.05
Adjustment for amortization of intangibles from Quorum acquisition	—	0.01	0.01
Adjustment for IPR&D expense acquired per Quorum acquisition	—	0.15	—
Adjustment for impairment loss of long-lived assets	—	0.40	0.07

Adjustment for impairment loss of goodwill			0.74

Income (loss) per ADS, diluted (non- GAAP)*	0.25	(0.10)	(0.32)
Gross margin(loss)	45.5%	43.7%	-26.8%
Adjustment for share-based compensation	0.1%	0.6%	1.1%
Gross margin(loss) (non-GAAP)	45.6%	44.3%	-25.7%
Operating margin(loss)	17.6%	-159.0%	-530.8%
Adjustment for share-based compensation	3.1%	12.1%	23.6%
Adjustment for amortization of intangibles from Quorum acquisition	0.0%	2.2%	2.5%
Adjustment for IPR&D expense acquired per Quorum acquisition	0.0%	33.1%	0.0%
Adjustment for impairment loss of long-lived assets	0.0%	87.5%	29.3%

Adjustment for impairment loss of goodwill			316.0%

Operating margin (loss)(non-GAAP)	20.7%	-24.1%	-159.4%
Net margin (loss)	21.0%	-156.5%	-511.0%
Adjustment for share-based compensation	3.1%	12.1%	23.6%
Adjustment for amortization of intangibles from Quorum acquisition	0.0%	2.2%	2.5%
Adjustment for IPR&D expense acquired per Quorum acquisition	0.0%	33.1%	0.0%
Adjustment for impairment loss of long-lived assets	0.0%	87.5%	29.3%

Adjustment for impairment loss of goodwill			316.0%

Net margin(loss) (non-GAAP)*	24.1%	-21.6%	-139.6%

Operating expenses	13,506	40,499	51,584

Adjustment for share-based compensation:

Research and development	535	1,185	1,186

Selling, general, and administrative	913	1,108	1,108
Adjustment for Amortization of intangible from Quorum acquisition	—	435	255
Adjustment for R&D-acquired related to Quorum acquisition	—	6,612	—
Adjustment for impairment loss of long-lived assets	—	17,484	3,000

Adjustment for impairment loss of goodwill			32.345

Operating expenses (non-GAAP)	12,058	13,675	13,690

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	March 31, 2008	December 31, 2008	March 31, 2009
Cost of revenue	$21,746	$12,982	$6,622

Adjustment for share-based compensation	(75)	(120)	(29)

Cost of revenue (non-GAAP)	21,671	12,862	6,593

Operating income (loss)	2,011	(54,331)	(9,563)
Adjustment for share-based compensation within: Cost of revenue	75	120	29

Research and development	790	1,186	312

Selling, general, and administrative	991	1,108	300
Adjustment for amortization of intangibles from Quorum acquisition within research and development	400	255	255

Adjustment for Impairment loss of long-lived assets	—	3,000	—

Adjustment for Impairment loss of goodwill		32,345

Operating income (loss) (non-GAAP)	4,267	(16,317)	(8,667)

Net income (loss)	2,778	(52,298)	(8,305)
Adjustment for share-based compensation within: Cost of revenue	75	120	29

Research and development	790	1,186	312

Selling, general, and administrative	991	1,108	300
Adjustment for amortization of intangibles from Quorum acquisition within research and development	400	255	255

Adjustment for impairment loss of long-lived assets	—	3,000	—

Adjustment for Impairment loss of goodwill		32,345

Net income (loss) (non-GAAP)*	5,034	(14,284)	(7,409)

Income (loss) per ADS, diluted	0.06	(1.19)	(0.19)

Adjustment for share-based compensation	0.04	0.05	0.01
Adjustment for amortization of intangibles from Quorum acquisition	0.01	0.01	0.01
Adjustment for impairment loss of long-lived assets	—	0.07	—

Adjustment for Impairment loss of goodwill		0.74

Income (loss) per ADS, diluted (non- GAAP)*	0.11	(0.32)	(0.17)
Gross margin(loss)	44.9%	-26.8%	19.4%
Adjustment for share-based compensation	0.2%	1.1%	0.4%
Gross margin(loss) (non-GAAP)	45.1%	-25.7%	19.8%
Operating margin(loss)	5.1%	-530.8%	-116.4%
Adjustment for share-based compensation	4.7%	23.6%	7.8%

Adjustment for amortization of intangibles from Quorum acquisition	1.0%	2.5%	3.1%
Adjustment for impairment loss of long-lived assets	0.0%	29.3%	0.0%

Adjustment for Impairment loss of goodwill		316.0%

Operating margin(loss) (non-GAAP)	10.8%	-159.4%	-105.5%
Net margin(loss)	7.0%	-511.0%	-101.1%
Adjustment for share-based compensation	4.7%	23.6%	7.8%
Adjustment for amortization of intangibles from Quorum acquisition	1.0%	2.5%	3.1%
Adjustment for impairment loss of long-lived assets	0.0%	29.3%	0.0%

Adjustment for Impairment loss of goodwill		316.0%

Net margin(loss) (non-GAAP)*	12.7%	-139.6%	-90.2%

Operating expenses	15,741	51,584	11,157

Adjustment for share-based compensation:

Research and development	790	1,186	312

Selling, general, and administrative	991	1,108	300
Adjustment for Amortization of intangible from Quorum acquisition	400	255	255
Adjustment for impairment loss of long-lived assets	—	3,000	—

Adjustment for impairment loss of goodwill		32,345

Operating expenses (non-GAAP)	13,560	13,690	10,290

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

ABOUT SPREADTRUM COMMUNICATIONS, INC.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

SAFE HARBOR STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding possibility for a rebound in the Company’s business in 2Q09, the results for 4Q08 and 1Q09 not being meaningful indicator of the Company’s operational performance or potential for long-term success, the Company’s plan to strengthen its technological leadership, and the Company’s expectations with respect to revenue being in the range of US$10 million to US$14 million with improved margins for the second quarter. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the Company’s ability to integrate Quorum’s operations into its own; the Company’s ability to successfully produce and market Quorum’s RF transceivers in volume; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of products utilizing TD-SCDMA technology; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, and the annual report on Form 20-F filed on June 30, 2008, especially the section under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

CONTACT:

Investor Relations at +86-21-5080-2727 or ir@spreadtrum.com

Web site: http://www.spreadtrum.com

Exhibit 99.3

Spreadtrum Communications Announces Appointment of David S. Wu as CFO

Shanghai, China – June 3, 2009—Spreadtrum Communications, Inc. (NASDAQ: SPRD) (the “Company”), one of China’s leading wireless baseband chipset providers, today announced that David S. Wu will join as the Company’s Chief Financial Officer on June 8, 2009. Commenting on the appointment, Dr. Leo Li, CEO, said, “We are delighted to have David join us as a key executive to help propel us towards becoming an industry leader. The breadth of his extensive experience in financial management encompasses both analytical and operational knowledge which will be invaluable as we strive to improve our financial performance.”

Mr. Wu has 15 years of China financial and operational management experience. As Managing Director of the US Fund, he guided the China Value Add delivery for CITIC Capital, the private equity arm of China’s largest financial conglomerate CITIC Group. As CFO/GM, Mr. Wu successfully introduced continuous improvement tools into China using NYSE listed Danaher’s Business System. He delivered the first profitable investment in China for AlliedSignal (now Honeywell). Working with IBM, Motorola and others, his team delivered the first WAP based GPS searchable yellow page content using cell phones in Shanghai and Beijing. Mr. Wu has documented SOX compliant internal controls for multi-billion dollar processes in the US, and was a Corporate Finance Manager/Assistant Controller for BFGoodrich. He started his career as an auditor for Arthur Young (now Ernst & Young) in Chicago.

Mr. Wu received a BSE degree, cum laude, from Princeton University, a MSE degree from the University of Pennsylvania, and a MBA from The Wharton School of Finance. He passed the Certified Forensic Accountant and Certified Management Accountant examinations, and is a CPA from the States of Virginia and Illinois.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Investor Contact:

Investor Relations

Tel: +86-21-5080-2727

E-mail: ir@spreadtrum.com